

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2023

P. Matthew Farabaugh
Chief Financial Officer
Park Aerospace Corp.
1400 Old Country Road
Westbury, NY 11590

> **Re: Park Aerospace Corp.**
> **Form 10-K for Fiscal Year Ended February 26, 2023**
> **Form 8-K Filed May 11, 2023**
> **File No. 001-04415**

Dear P. Matthew Farabaugh:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K filed May 12, 2023

Financial Statements
Note 4 - Income Taxes, page 48

1. We note the line item in your rate reconciliation described as "ASC 740-10 change." It appears this reconciling item may relate to the change in uncertain tax positions. Please confirm our understanding and, in future filings, modify the description of this line item to more clearly convey the nature of the adjustment.

Form 8-K Filed May 11, 2023

Reconciliation of Non-GAAP Financial Measures, page 6

2.   We note that you present Adjusted EBITDA as a non-GAAP performance measure. However, your reconciliation does not reconcile Adjusted EBITDA to the most directly comparable GAAP measure, net income (loss), as required by Item 10(e)(1)(i)(B) of Regulation S-K. Please revise your presentation in future filings accordingly. Additionally, in future filings, please revise the format of the non-GAAP reconciliation to eliminate the partial non-GAAP income statement currently presented. Refer to the guidance in Question 102.10 of the Division's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Mindy Hooker at 202-551-3732 or Kevin Stertzel at 202-551-3723 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing